SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 362-9612

email: jim@swblaw.net

July 18, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedel, Assistant Director

Jennifer Riegel

Suzanne Hayes, Branch Chief

Re:	Lotus Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-150879

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of July 2, 2008 which contained comments on the aforedescribed registration statement which was filed with the Commission on June 20, 2008. Following are the Company’s responses to such comments. Concurrently, the Company has filed Amendment No. 2 to the registration statement and courtesy copies, marked and keyed to these responses, are being provided to Ms. Riegel under separate cover.

Selling Security Holders, page 66

1.

We note your disclosure on page 7 that during May 2008 Longview Fund, LP was issued an aggregate of 9,077 shares of our common stock upon the cashless exercise of warrants to purchase 60,000 shares of your common stock. This does not appear to be consistent with your disclosure in footnote 18 on page 71. Please revise your disclosure accordingly or explain the apparent inconsistency.

RESPONSE: The Company has revised footnote 18 to correct the typographical error in the number of $0.87 warrants held by Longview Fund, LP from 1,375,000 to 1,315,000. Please see page 68. The information which appears in the table itself, including the number of shares beneficially owned by Longview Fund, LP both before and after the offering, was correct and did not require any revisions.

We trust the foregoing are sufficient responses to the staff’s comments. Amendment No. 2 has also been updated to provide disclosure related to contract recently entered into by Liang Fang related to the construction of a new manufacturing facility which is the subject of a recently filed 8-K. We will call Ms. Riegel following the filing of Amendment No. 2 to discuss the submission by the Company of a request for effectiveness of the above-captioned registration statement.

Sincerely,

/s/ James M. Schneider

James M. Schneider

cc:	Mr. Adam Wasserman